October 11, 2024

Peter J. Holst
Chief Executive Officer
Oblong, Inc.
110 16th Street, Suite 1400 #1024
Denver, CO 80202

        Re: Oblong, Inc.
            Registration Statement on Form S-3
            Filed October 4, 2024
            File No. 333-282515
Dear Peter J. Holst:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Ron Levine